SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 May 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	First Quarter Trading Update 2017 dated 05 May 2017

Exhibit No: 99.1

5 May 2017

InterContinental Hotels Group PLC

First Quarter Trading Update

Highlights
●            Global Q1 comparable RevPAR1 up 2.7%
●            Enhanced global scale: 7k rooms opened, increasing net system size 3.4% YoY to 767k rooms
●            Building future growth: 14k rooms (112 hotels) signed; pipeline of 232k rooms

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"We have made a good start to 2017, with 3.4% net system size growth year-on-year and 2.7% RevPAR growth driven by increases in both rate and occupancy, and benefitting from the later timing of Easter.

We continued our focus on building and leveraging scale in our priority markets, opening 49 hotels in the quarter, including our 300th for Greater China, and signing hotels into our pipeline at the fastest rate for the first quarter since 2008. We also strengthened our boutique portfolio with the opening of a Hotel Indigo property in downtown Los Angeles.

Despite the uncertain economic and political environment in some markets, we remain confident in the outlook for 2017 and our ability to deliver sustainable growth into the future."

First Quarter RevPAR performance
Group
RevPAR was up 2.7%, with rate up 0.8% and occupancy up 1.2% points. The shift in timing of Easter out of Q1 had a positive impact, especially in the Americas and Europe, which we expect to reverse in Q2.

Americas
RevPAR was up 2.2%, with US RevPAR up 1.9%.  Performance stabilised in oil producing markets, where RevPAR was up 1% excluding the favourable impact of Houston hosting the Super Bowl.  This is the first quarter of oil market growth since Q4 2014 as we begin to lap softer comparables.  We remain cautious on the outlook for oil producing markets due to ongoing high levels of forecast supply growth.  RevPAR in US non-oil markets grew 1.9%.  In the rest of the region, Mexico RevPAR grew 10%, with Canada and Latin America both growing around 3%.

Europe
RevPAR was up 6.9%.  In the UK, RevPAR outperformed the industry, growing almost 8%, with rate up 5% and occupancy increasing 1.8%pts.  London RevPAR grew 12%, benefitting from increased international inbound travel, and the provinces continued to grow mid-single digits.  Germany RevPAR grew 9%, due to a favourable trade fair calendar, which is not expected to benefit the remainder of 2017.  Russia RevPAR grew 7% driven by increased corporate and leisure demand. Performance in markets impacted by terror attacks in 2015 and 2016 improved, as we annualised against weaker trading comparables.   Most noticeably in France, RevPAR grew almost 6%, driven by over 8% growth in Paris as a result of increased leisure demand.

Asia, Middle East & Africa
RevPAR was up 0.1% in Q1.  Outside the Middle East, RevPAR grew 4%.  India RevPAR growth of 13% was driven by tourist arrivals following the easing of visa conditions, whilst Australasia and Southeast Asia were up low to mid-single digits.  In the Middle East, RevPAR declined 7% due to the ongoing impact of low oil prices, high supply growth and government austerity measures.

Greater China
RevPAR was up 3.8% in the quarter, with 4.3% growth in mainland China led by growth in tier 1 and tier 2 cities.  In Beijing and Shanghai, RevPAR was up over 5%, attributable to strong corporate and meetings demand.  Hong Kong RevPAR grew 1.8%, the second consecutive quarter of growth in the market, driven by strong corporate and transient demand.  Macau RevPAR was up over 2%, with a continuation of tough underlying trading conditions mitigated by the ramp up of one new hotel.

Strategic progress
Strengthening our preferred brands
-     Expanded InterContinental Hotels & Resorts' position as the largest luxury hotel brand, signing our first hotel in Taiwan.  We expect to open additional hotels in key cities in 2017 including Los Angeles and Singapore.
-     Signed 10k rooms (80 hotels) into the Holiday Inn Brand family pipeline, its best first quarter signings rate since 2008, and continued to roll out our new room and public space design solutions across the estate.
-     Broadened out our boutique, luxury, and lifestyle portfolio with the opening of two Hotel Indigo properties, including the largest for the brand, in Los Angeles.  We also opened our fifth HUALUXE, in Zhangjiakou, China, host city for the 2022 Winter Olympics.

Growing through targeted hotel distribution
-     Net system size up 3.4% year on year to 767k rooms (5,175 hotels).
-     7k rooms (49 hotels) opened in the quarter, and 7k rooms (48 hotels) removed.  This was in line with our expectation for the first quarter, typically our smallest quarter for openings.
-     14k rooms (112 hotels) were signed; our highest Q1 hotel signings since 2008.
-     Opened our 300th hotel in China and continued to expand our China franchising solution 'Franchise Plus' with our 1st opening, the Holiday Inn Express Shanghai Pujiang, and our 25th signing since launch in May 2016.
-     232k pipeline rooms, up 5% year-on-year; ~ 45% under construction and ~90% in our ten priority markets.

Financial position and capital allocation
The financial position of the group remains robust, with an on-going commitment to an efficient balance sheet and an investment grade credit rating.

As previously announced, on 22 May we will return $400m to shareholders by way of a special dividend with share consolidation.  This will take the total returned to shareholders, including from ordinary dividends, to $12.8bn since demerger in 2003.

Foreign exchange
The strengthening of the US Dollar against many major currencies globally reduced group RevPAR to 1.2% in the quarter, when reported at actual exchange rates.  A breakdown of constant vs. actual currency RevPAR by region is set out in Appendix 2.

1RevPAR growth is at constant exchange rates (CER) unless otherwise stated.

Appendix 1: First quarter RevPAR movement summary

	Q1 2017
	RevPAR	Rate	Occ.
Group	2.7%	0.8%	+1.2%pts
Americas	2.2%	1.4%	+0.5%pts
Europe	6.9%	3.3%	+2.2%pts
AMEA	0.1%	(2.4)%	+1.9%pts
G. China	3.8%	(1.5)%	+3.0%pts

Appendix 2: RevPAR at constant exchange rates (CER) vs. actual exchange rates (AER)

	Q1 2017
	CER	AER	Difference
Group	2.7%	1.2%	(1.5)%pts
Americas	2.2%	2.1%	(0.1)%pts
Europe	6.9%	(0.9)%	(7.8)%pts
AMEA	0.1%	(0.1)%	(0.2)%pts
G. China	3.8%	(0.4)%	(4.2)%pts

Appendix 3: Q1 system & pipeline summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	6,847	(7,145)	(298)	766,837	3.4%	14,424	232,215
Americas	3,543	(5,726)	(2,183)	485,810	1.8%	8,134	102,729
Europe	585	(763)	(178)	109,891	3.5%	1,836	24,791
AMEA	454	(302)	152	76,203	5.3%	1,389	40,382
G. China	2,265	(354)	1,911	94,933	10.4%	3,065	64,313
Appendix 4: Definitions
AER: Actual exchange rates used for each respective period. CER: Constant exchange rates. RevPAR: Revenue per available room.

For further information, please contact:
Investor Relations (Heather Wood; Neeral Morzaria; Tom Yates):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond; Mark Debenham):	+44 (0)1895 512097	+44 (0)7527 424046
Conference call for Analysts and Shareholders:
A conference call with Richard Solomons (Chief Executive Officer) and Paul Edgecliffe-Johnson (Chief Financial Officer) will commence at 9.00am London time on 5 May and can be accessed on https://www.ihgplc.com/investors/2017-first-quarter-trading-update There will be an opportunity to ask questions.

International dial-in Standard US dial-in	+44 (0) 20 3059 8125 +1 7249 289 460
Passcode	IHG Investor
A replay of the 9.00am conference call will be available following the event - details are below:
International dial-in Standard US dial-in	+44 (0) 121 260 4861 +1 844 2308 058
Replay pin	5900478#
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am New York Time on 5 May with Richard Solomons (Chief Executive Officer) and Paul Edgecliffe-Johnson (Chief Financial Officer). There will be an opportunity to ask questions.

International dial-in Standard US dial-in	+44 (0) 20 3059 8125 +1 7249 289 460
Passcode	IHG Investor
A replay of the 9.00am US conference call will be available following the event - details are below:
International dial-in Standard US dial-in	+44 (0) 121 260 4861 +1 844 2308 058
Replay pin	5899235#
Website: The full release and supplementary data will be available on our website from 7.00am (London time) on 5 May. The web address is www.ihgplc.com/investors/results-and-presentations
Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,200 hotels and 770,000 guest rooms in almost 100 countries, with nearly 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	05 May 2017